BrokerTec Americas LLC

(SEC I.D. No. 8-51803)
Statement of Financial Condition and Report of Independent Registered Public Accounting Firm
December 31, 2025

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BROKERTEC AMERICAS LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 VESEY STREET, 7TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10282
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DAVID CALDERON	212-299-2223	david.calderon@cmegroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG LLP
(Name – if individual, state last, first, and middle name)

155 N. WACKER DRIVE	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __DAVID CALDERON_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __BROKERTEC AMERICAS LLC_____, as of __12/31_____, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

David Calderon

Digitally signed by: David Calderon
DN: CN = David Calderon email = david.calderon@cmegroup.com C = US O = BrokerTec Americas LLC OU = BrokerTec Americas LLC
Date: 2026.02.19 08:04:20 -05'00'

Title: _____

CHIEF FINANCIAL OFFICER

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BrokerTec Americas LLC
Index
December 31, 2025



Ernst & Young LLP
155 North Wacker Drive
Chicago, Illinois 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of BrokerTec Americas LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BrokerTec Americas LLC (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2019.

February 26, 2026

BrokerTec Americas LLC
Statement of Financial Condition
December 31, 2025

(dollars in thousands)

Assets

Cash and cash equivalents	$	89,481
Cash segregated under federal regulations		3,500
Deposits with clearing organizations		200,100
Receivable from brokers, dealers and clearing organizations		43,715
Receivable from customers		9,833
Exchange and trading memberships		3,809
Commissions receivable, net of allowance of $0.2 million		14,137
Receivable from affiliates		265
Prepaid expenses and other assets		73
Total Assets	**$**	**364,913**

Liabilities and Member's Equity

Liabilities		
Payable to brokers, dealers and clearing organizations	$	6,529
Payable to customers		44,013
Accrued expenses and other liabilities		4,236
Payable to affiliates		4,069
Total Liabilities	**$**	**58,847**
Member's Equity		306,066
Total Liabilities and Member's Equity	**$**	**364,913**

The accompanying notes are an integral part of the Statement of Financial Condition.

BrokerTec Americas LLC
Notes to Statement of Financial Condition
December 31, 2025

1.   Organization

BrokerTec Americas LLC (the "Company") is a Delaware limited liability company. The Company has one member (the "parent"), BrokerTec Holdings Inc. ("BTHI"). The member's risk is limited to the amount they invested in the Company. The Company is an indirect wholly owned subsidiary of CME Group Inc. ("CME").

The Company, headquartered in New York, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates an electronic inter-dealer trading system primarily for U.S. Treasury securities and repurchase agreements. The Company principally provides electronic trade execution platforms for the OTC markets, alongside transaction lifecycle management and information services designed to optimize portfolios and control risk. The Company settles its broker and customer transactions on a delivery versus payment (DVP) / receipt versus payment (RVP) basis. The Company does not collect margin or maintain margin accounts for its participants.

The Company holds a membership in the Fixed Income Clearing Corporation ("FICC") and self-clears its customer's U.S. Treasury securities transactions.

2.   Summary of Significant Accounting Policies

(a) Basis of presentation

The Statement of Financial Condition has been prepared in conformity with U.S. generally accepted accounting principles. The U.S. Dollar is the functional currency of the Company. The Company adopted the accounting guidance in ASU 2019-12: Simplifying the Accounting for Income Taxes. As such, the Company does not recognize income taxes. In the opinion of management, the Statement of Financial Condition includes all adjustments necessary to present fairly the financial position at December 31, 2025.

(b) Use of Estimates

The preparation of the Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingent amounts on the Statement of Financial Condition and accompanying notes. Estimates are based on historical experience, where applicable, and assumptions management believes are reasonable under the circumstances. Due to the inherent uncertainty involved with estimates, actual results may differ.

(c) Concentration of Credit Risk

The Company's matched principal business, where it serves as a fully matched counterparty to offsetting positions entered into by participants on its electronic trading platform to facilitate anonymity and access to clearing and settlement, uses a third-party central clearing house as well as a third-party clearing bank for the settlement of transactions. Without sufficient funds to meet its obligations, the Company could be exposed to risk of breach of contract with the counterparties and the inability to continue as a member of the third-party central clearing house. Transactions with clearing house members are typically confirmed and novated shortly after execution, at which point the clearing house assumes the risk of settlement. For transactions with counterparties that are not members of the clearing house, settlement typically occurs on the day following execution and, prior to settlement, the Company is exposed to the risk of loss in the event a counterparty fails to meet its obligations. If that were to occur, the Company would have the right to cover or liquidate the open position but could incur a loss as a result of market movements.

(d) Cash and Cash Equivalents

Cash at December 31, 2025, includes approximately $89.5 million of cash held in demand deposit accounts by two major financial institutions. The Company considers short-term interest-bearing investments with initial maturities of three months or less to be cash equivalents. Additionally, at December 31, 2025, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250 thousand, held at two major financial institutions. The Company does not hold any cash equivalents at December 31, 2025.

(e) Cash Segregated Under Federal Regulations

At December 31, 2025, cash of $3.5 million was segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Securities Exchange Act Rule 15c3-3. The Company operates as a non-covered firm under the provisions of Footnote 74 of SEC Release No. 34-70073 and claims an exemption under Rule 15c3-3(k)(2)(i). Under these provisions, the Company is not required to perform a formal reserve computation but maintains a segregated account to facilitate the remittance of commission over-collections. The balance held in the special reserve account at year-end exceeded all regulatory requirements.

(f) Deposits with Clearing Organizations

Collateral in the form of cash in the amount of $200.1 million is held on deposit at the Depository Trust Clearing Corporation ("DTCC") who provides clearing and settlements of securities traded on the platform. The Company maintains this cash balance at the DTCC as collateral to meet short-term margin requirements, calculated two times each day, based on the size of executed but unsettled transactions.

(g) Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations are stated at net realizable value. The balances consist of fails to deliver and fails to receive and other trade receivables from and payables to brokers, dealers and clearing organizations.

(h) Receivables and Payables – Customers

Receivable from and payable to customers are stated at net realizable value. The balances consist of receivables and payables related to failed trades and other trade receivables from and payables to customers.

(i) Exchange and Trading Memberships

The Company owns membership shares in the DTCC. The membership shares are subject to restriction. The Company carries these restricted shares at cost of $3.8 million.

The Company is required to hold these shares as a result of maintaining its trading membership privileges with the FICC. The Company performed a quarterly impairment review and determined that there was no impairment of the shares during the year.

The Company is required, as a member of the FICC, to include the Capped Contingency Liquidity Facility ("CCLF") obligation into its liquidity planning. There were no events that occurred during the year and, therefore, no financial obligations required by the Company.

BrokerTec Americas LLC
Notes to Statement of Financial Condition
December 31, 2025

(j) Transactions with Affiliates

The Company has various transactions with indirect, wholly owned subsidiaries of CME. A shared service model results in costs allocated to the Company based on usage of services that are required to operate the business. There are other arrangements related to support service agreements and transfer price expenses.

(k) Commissions Receivable and Allowance for Doubtful Accounts

Commissions receivable is stated at net realizable value. The allowance for doubtful accounts is calculated based on management's assessment of future expected losses, historical trends, economic forecasts over the life of the receivable and the current economic environment within which we operate. At December 31, 2025, the Company recorded an allowance of $0.2 million and is included as Commissions Receivable on the Statement of Financial Condition.

Recently Issued Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating the amount of expected credit losses on current accounts receivable and current contract assets. This update permits entities to assume that current conditions as of the balance sheet date do not change for the remaining life of the current accounts receivable and current contract assets. Therefore, entities will not need to develop reasonable and supportable forecasts of future economic conditions. The practical expedient must be applied consistently across all current accounts receivable and current contract assets. This guidance is effective beginning in 2026, on an interim and annual basis, and must be adopted prospectively. Upon adoption, entities are required to disclose whether they have applied the practical expedient. Early adoption is permitted. Adoption of this guidance is not expected to have a material impact on the Company's Statement of Financial Condition.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires enhanced transparency through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid. For public business entities, this guidance is effective for annual periods beginning after December 15, 2024, and should be applied on a prospective basis, with the option to apply it retrospectively. The Company has adopted this guidance which did not have an impact on the Company's Statement of Financial Condition.

3.   Accrued Expenses and Other Liabilities

Accrued expenses and accounts payable at December 31, 2025, include approximately $2.5 million of accrued compensation and related expenses, and $1.7 million of other accrued expenses.

4.   Receivables from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2025, consist of the following:

(dollars in thousands)

	Receivable		Payable
Fail-to-deliver	$ 42,087	Fail-to-receive	$ 5,994
Receivable from brokers, dealers and clearing organizations	1,628	Payable to brokers, dealers and clearing organizations	535
	$ 43,715		$ 6,529

5.   Receivables from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer failed trades and overcollection of customer commissions on settlement date, which is remitted one month in arrears.

(dollars in thousands)

	Receivable		Payable
Fail-to-deliver	$ 9,811	Fail-to-receive	$ 44,013
Other	22	Other	-
	$ 9,833		$ 44,013

6.   Commitments and Contingencies

Legal proceedings and regulatory matters

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry and oversight. These matters could result in censures, fines, penalties or other sanctions. Management believes the outcome of any resulting actions will not have a material impact on its Statement of Financial Condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the potential fines, penalties or injunctive or other equitable relief, if any, that may result from these matters.

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. Management believes that there are no issues which are currently expected to have a material adverse impact on the Company's financial condition.

No accrual was required for legal and regulatory matters as none were probable and estimable at December 31, 2025.

7.   Transactions with Affiliates

Intercompany Transactions
The Company has various intercompany arrangements with indirect, wholly owned subsidiaries of CME that provide shared occupancy, technology, telecommunications and other administrative services. These

services were provided by Chicago Mercantile Exchange Inc., BrokerTec Europe Limited, NEX Services North America LLC and New York Mercantile Exchange, Inc.

Other significant intercompany arrangements that do not include shared services are as follows:

Pursuant to the Services Agreement between the Company and BrokerTec Europe Limited ("BEL"), BEL provides certain support services to the Company. The support services are charged to the Company and collected by BEL through intercompany transactions.

CME Benchmark Administration Limited contracts with customers on behalf of the Company to sell and distribute market data related to products operated by the Company.

The Company has receivable from affiliates of $0.2 million due from Nex Services North America LLC and $0.1 million due from other affiliates. The Company has payables to affiliates of $4.1 million consisting of $3.6 million owed to Chicago Mercantile Exchange Inc and $0.5 million owed to BrokerTec Europe Limited. The balances between these affiliates represent shared revenues and costs for occupancy, fixed assets, administrative services, payment of invoices and other transactions on behalf of the Company.

Amounts receivable from and payable to affiliates are non-interest bearing and due on demand.

Unsecured Financing
The Company obtains short-term unsecured financing from CME. The Company's borrowing with CME is pursuant to a line of credit of $350 million committed unsecured financing facility, maturing in December 2026. At December 31, 2025, the Company had borrowed $0 against the unsecured financing facility.

8.   Employee Benefits

The Company participates in a trustee profit sharing plan (the "Plan"), offered by CME, covering substantially all of its employees, under which contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of employee contributions.

The Company's employees are participants of a non-contributory defined benefit cash balance pension plan offered by CME. Employees who have completed a continuous 12-month period of employment and have reached the age of 21 are eligible to participate.

9.   Fair Value Measurements

The Company uses a three-level classification hierarchy of fair value measurements for disclosure purposes. Such inputs are defined broadly as follows:

Level 1 inputs, which are considered the most reliable evidence of fair value, consist of quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs consist of observable market data, other than level 1 inputs, such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.

Level 3 inputs consist of unobservable inputs which are derived and cannot be corroborated by market data or other entity-specific inputs. The Company did not have any assets or liabilities classified as Level 3 at December 31, 2025.

Estimated Value of Financial Instruments Measured at Fair Value

The Company's cash typically includes cash held in demand deposit accounts and therefore considered Level 1 assets. At December 31, 2025, the Company's cash is comprised of $89.5 million of cash and $3.5 million of restricted cash held in demand deposit accounts.

Estimated Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

(dollars in thousands)

	Level 1	Level 2	Level 3	Total
Assets				
Deposits with clearing organizations	$ 200,100	$ -	$ -	$ 200,100
Receivable from brokers, dealers and clearing organizations	-	43,715	-	43,715
Receivable from customers	-	9,833	-	9,833
Commissions receivable	-	14,137	-	14,137
Total	$ 200,100	$ 67,685	$ -	$ 267,785
Liabilities				
Payable to brokers, dealers and clearing organizations	$ -	$ 6,529	$ -	$ 6,529
Payable to customers	-	44,013	-	44,013
Total	$ -	$ 50,542	$ -	$ 50,542

10.   Regulatory and Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 thousand or 2% of aggregate debit balance arising from customer transactions, as defined. At December 31, 2025, the Company had net capital of $287.8 million which was $287.5 million in excess of its required net capital of $250 thousand.

11.   Financial Instruments with Off-Balance-Sheet Risk

The Company acts as an intermediary to execution of transactions between undisclosed principals. A majority of the Company's participants are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by member or non-member counterparties and seeks to control credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

The gross contractual amount of purchase and sale transactions with counterparties other than FICC for the Company at December 31, 2025 was approximately $40.8 billion for both purchases and sales which

have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequent to the Company's fiscal year end.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

12. Segment Reporting

The Company's business is conducted through one operating segment and, therefore, a single reportable segment. This is the level at which the broker-dealer's operating decisions regarding Company performance are evaluated and determined by the senior leadership team.

The Company's chief operating decision maker (CODM), the senior leadership team, is comprised of the members of the Board of Directors for the Company. The CODM is a cross-functional group of management which reviews the company's operating results in order to evaluate performance and make decisions about the Company's operating matters.

The CODM reviews the Company's financial results on an ongoing basis throughout the year. As a single segment, the segment profitability measure is net income. Net income informs key operating decisions as made by the CODM, which takes into account the growth and expansion of its product offerings, revenue opportunities and financial commitments to align with the overall CME Group strategic goals and objectives. Net income is deemed the best indicator of segment performance. Additionally, the CODM also uses net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment assets are not reported to, or used by, the CODM to allocate resources or to assess performance.

Throughout the year, the CODM evaluates current period net income as compared to prior periods and budgeted forecasts. The CODM reviews product revenues disaggregated by commissions, market data, network connectivity, interest and other revenue. Net capital is also provided to the CODM on a monthly basis. Segment assets can be found in the Statement of Financial Condition.

13. Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2026. There have been no subsequent events that occurred during this period that would require recognition in the Statement of Financial Condition or disclosure as of December 31, 2025.